Filed pursuant to Rule 433

Registration No. 333-283277

GENERAL MILLS, INC.

Pricing Term Sheet

April 9, 2026

€1,000,000,000 4.750% Series A Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “Series A Notes”)

€700,000,000 5.250% Series B Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “Series B Notes”)

(together, the “notes”)

Issuer:	General Mills, Inc.

Issuer Ratings*:	Baa2 / BBB (Moody’s/S&P) (Stable/Stable)

Securities Ratings*:	Baa3 / BB+ (Moody’s/S&P)

Principal Amount:	€1,700,000,000 aggregate principal amount, consisting of €1,000,000,000 principal amount of Series A Notes and €700,000,000 principal amount of Series B Notes

Offering Format:	SEC-registered

Trade Date:	April 9, 2026

Settlement Date (T+5)**:	April 16, 2026

Maturity Date:	Series A Notes: July 16, 2056 Series B Notes: July 16, 2056

Interest Payment Date:	Subject to the Issuer’s right to optionally defer interest payments, annually in arrears on each July 16, commencing July 16, 2026 (short first coupon).

Reset Date:	Series A Notes: July 16, 2031 and each fifth anniversary thereof Series B Notes: July 16, 2034 and each fifth anniversary thereof

First Step-Up Date:	Series A Notes: July 16, 2036 Series B Notes: July 16, 2039

Second Step-Up Date:	Series A Notes: July 16, 2051 Series B Notes: July 16, 2054

Initial Margin:	Series A Notes: 202.4 basis points (2.024 percentage points) Series B Notes: 239.0 basis points (2.390 percentage points)

Interest Rate:	Series A Notes: (i) from, and including, the original issuance date to, but excluding, the Series A First Reset Date, at a rate of 4.750% per year;

(ii)  from, and including, the Series A First Reset Date to, but excluding, the Series A First Step-Up Date, at a rate per year equal to the Series A Five-Year Swap Rate plus the Series A Initial Margin;

(iii)  during each Reset Period, from, and including, the Series A First Step-Up Date to, but excluding, the Series A Second Step-Up Date, at a rate per year equal to the applicable Series A Five-Year Swap Rate plus the Series A Initial Margin plus 25 basis points (0.25 percentage points); and

(iv) during each Reset Period from, and including, the Series A Second Step-Up Date, at a rate per year equal to the applicable Series A Five-Year Swap Rate plus the Series A Initial Margin plus 100 basis points (1.0 percentage point);

provided that, the interest rate during any Reset Period will not reset below zero.

Series B Notes:

(i) from, and including, the original issuance date to, but excluding, the Series B First Reset Date, at a rate of 5.250% per year;

(ii)  from, and including, the Series B First Reset Date to, but excluding, the Series B First Step-Up Date, at a rate per year equal to the Series B Five-Year Swap Rate plus the Series B Initial Margin;

(iii)  during each Reset Period, from, and including, the Series B First Step-Up Date to, but excluding, the Series B Second Step-Up Date, at a rate per year equal to the applicable Series B Five-Year Swap Rate plus the Series B Initial Margin plus 25 basis points (0.25 percentage points); and

(iv) during each Reset Period from, and including, the Series B Second Step-Up Date, at a rate per year equal to the applicable Series B Five-Year Swap Rate plus the Series B Initial Margin plus 100 basis points (1.0 percentage point);

provided that, the interest rate during any Reset Period will not reset below zero.

Price to Public:	Series A Notes: 99.454% plus accrued interest, if any, from April 16, 2026 Series B Notes: 99.210% plus accrued interest, if any, from April 16, 2026

Pricing Benchmark:

Series A Notes: Interpolated 5.25-year Mid-Swap 2.851% (5-year Mid-Swap 2.841% / 6-year Mid-Swap 2.881%)

Series B Notes: Interpolated 8.25-year Mid-Swap 2.985% (8-year Mid-Swap 2.973% / 9-year Mid-Swap 3.018%)

Pricing Benchmark Rate:	Series A Notes: 2.851% Series B Notes: 2.985%

Five-Year Swap Rate Fallback:	Series A Notes: 2.841% Series B Notes: 2.841%

Re-Offer Spread vs. Pricing Benchmark:	Series A Notes: 202.4 basis points Series B Notes: 239.0 basis points

Re-Offer Rate (annual):	Series A Notes: 4.875% Series B Notes: 5.375%

Government Benchmark:	Series A Notes: OBL 2.500% due April 16, 2031 Series B Notes: DBR 2.200% due February 15, 2034

Re-Offer Spread vs. Government Benchmark:	Series A Notes: 216.2 basis points Series B Notes: 247.1 basis points

Optional Deferral of Interest:	Up to 10 consecutive years per deferral

Optional Redemption Provisions:

Par Call:

Series A Notes:

In whole or in part from time to time, (i) on each and any day during the period commencing on and including April 17, 2031 (the date that is 90 days prior to the Series A First Reset Date) (the “Series A First Par Call Date”) and ending on and including the Series A First Reset Date (such period, the “Series A First Par Call Period”), and (ii) on each and any interest payment date after the Series A First Reset Date (any such date, together with each date in the Series A First Par Call Period, a “Series A Par Call Date”), in each case at 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Series B Notes:

In whole or in part from time to time, (i) on each and any day during the period commencing on and including April 17, 2034 (the date that is 90 days prior to the Series B First Reset Date) (the “Series B First Par Call Date”) and ending on and including the Series B First Reset Date (such period, the “Series B First Par Call Period”), and (ii) on each and any interest payment date after the Series B First Reset

Date (any such date, together with each date in the Series B First Par Call Period, a “Series B Par Call Date”), in each case at 100% of the principal amount of such notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Make-Whole Call:

Series A Notes:

On any day other than a Series A Par Call Date, in whole or in part from time to time, at a price equal to the greater of (i) 100% of the principal amount of such notes to be redeemed and (ii) sum of present values of the remaining scheduled payments of principal and interest on such notes to be redeemed (exclusive of such interest accrued to the date of redemption), assuming for such purpose that the notes mature on the next succeeding Series A Par Call Date, discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 35 basis points, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Series B Notes:

On any day other than a Series B Par Call Date, in whole or in part from time to time, at a price equal to the greater of (i) 100% of the principal amount of such notes to be redeemed and (ii) sum of present values of the remaining scheduled payments of principal and interest on such notes to be redeemed (exclusive of such interest accrued to the date of redemption), assuming for such purpose that the notes mature on the next succeeding Series B Par Call Date, discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 40 basis points, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Call for Tax Deductibility Event:	In whole but not in part, at (i) 101% of the principal amount of such notes to be redeemed, if the redemption date is prior to the applicable Series A First Par Call Date or Series B First Par Call Date, or (ii) 100% of the principal amount of such notes to be redeemed, if the redemption date is on or after the applicable Series A First Par Call Date or Series B First Par Call Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Call for Rating Agency Event:	In whole but not in part, at (i) 101% of the principal amount of such notes to be redeemed, if the redemption date is prior to the applicable Series A First Par Call Date or Series B First Par Call Date, or (ii) 100% of the principal amount of such notes to be redeemed, if the redemption date is on or after the applicable Series A First Par Call Date or Series B First Par Call Date, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

Call for Tax Withholding Event:	In whole but not in part, at 100% of the principal amount of such notes to be redeemed, plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

Call for Change of Control Triggering Event:

In whole but not in part, at 101% of the principal amount of such notes to be redeemed, plus any accrued and unpaid interest thereon to, but excluding, the redemption date.

If the Issuer does not elect to redeem such notes following the occurrence of a Change of Control Triggering Event, the per annum rate of interest payable on such notes will subsequently be increased by 500 basis points (5.0 percentage points).

Call for Substantial Repurchase Event:	In whole but not in part, at 100% of the principal amount of such notes to be redeemed, plus any accrued and unpaid interest thereon to, but excluding, the redemption date, if prior to such redemption date the Issuer has repurchased or redeemed the applicable series of notes equal to or in excess of 75% of the initial aggregate principal amount of such notes to be redeemed.

Ranking:	The notes will be general unsecured obligations of the Issuer and will (i) rank junior in right of payment to all of its existing and future senior indebtedness, which may include senior subordinated indebtedness, (ii) rank equally with any future unsecured subordinated indebtedness that the Issuer may incur from time to time if the terms of such indebtedness provide that it ranks equally with the notes in right of payment, and (iii) rank senior to any future unsecured subordinated indebtedness that the Issuer may incur from time to time if the terms of such indebtedness provide that it is subordinated to the notes in right of payment.

CUSIP / ISIN / Common Code:	Series A Notes: 370334DD3 / XS3328596179 / 332859617 Series B Notes: 370334DE1 / XS3328596336 / 332859633

Day Count Convention:	Actual/Actual (ICMA)

Denominations:	€100,000 and higher multiples of €1,000

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch Citigroup Global Markets Limited J.P. Morgan Securities plc BNP PARIBAS

Senior Co-Managers:	SMBC Bank International plc TD Global Finance unlimited company U.S. Bancorp Investments, Inc.

Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A. Banco Bradesco BBI S.A. BNY Mellon Capital Markets, LLC PNC Capital Markets LLC Bancroft Capital, LLC Loop Capital Markets LLC

Listing:	Application will be made to list the notes on the New York Stock Exchange.

*	Note: A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: We expect to deliver the notes against payment for the notes on the fifth business day following the date of the pricing of the notes (“T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day preceding the date of delivery may be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about April 16, 2026 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

No key information document (“KID”) required by Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the European Economic Area (“EEA”) has been prepared as the notes will not be made available to any retail investor in the EEA.

No KID required by Regulation (EU) No 1286/2014 as it forms part of domestic law of the United Kingdom (“UK”) by virtue of the European Union (Withdrawal) Act 2018, as amended (“EUWA”) (the “UK PRIIPs Regulation”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the UK has been prepared as the notes will not be made available to any retail investor in the UK.

Manufacturer target market (MiFID II/UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels).

Relevant stabilization regulations including FCA/ICMA will apply.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847, Deutsche Bank AG, London Branch at 1-800-503-4611, Citigroup Global Markets Limited at 1-800-831-9146, J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468 or J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533.

This pricing term sheet supplements the preliminary form of Prospectus Supplement issued by General Mills, Inc. on April 8, 2026 relating to its Prospectus dated November 15, 2024.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.